UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

P.F. Chang's China Bistro, Inc.
(Name of Subject Company)

P.F. Chang's China Bistro, Inc.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

69333Y108
(CUSIP Number of Class of Securities)

Richard L. Federico
Chief Executive Officer
P.F. Chang's China Bistro, Inc.
7676 East Pinnacle Peak Road
Scottsdale, Arizona 85255
(480) 888-3000
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Cameron Jay Rains, Esq.
DLA Piper LLP (US)
4365 Executive Drive, Suite 1100
San Diego, California 92121
(858) 677-1400

[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a list of Share-Based Awards Frequently Asked Questions for Employees of P.F. Chang's China Bistro, Inc., dated May 3, 2012

Home Office Employee Share-Based Awards FAQ

1.	I received a letter notifying me of my 2012 share-based award. What happens to this?
Do I receive a dividend equivalent on this award?

•
2012 Restricted Cash Units (2012 RCUs): The value of this award will be converted to a cash amount equal to the number of 2012 RCUs outstanding on the date the transaction closes times $51.50, which is the per-share cash amount to be paid for each share of Company Stock in the Tender Offer and Merger. This cash amount, less applicable withholding taxes, will be paid to you at the time the 2012 RCUs would have vested under the original award agreement terms relating to service-based vesting, provided you are still employed on that date except as otherwise set forth in your award agreement.

•
2012 Restricted Stock Units (2012 RSUs): The value of this award will be converted to a cash amount equal to the number of 2012 RSUs outstanding on the date the transaction closes times $51.50, which is the per-share cash amount to be paid for each share of Company Stock in the Tender Offer and Merger. This cash amount, less applicable withholding taxes, will be paid to you at the time the 2012 RSUs would have vested under the original award agreement terms relating to service-based vesting, provided you are still employed on that date except as otherwise set forth in your award agreement.

•
2012 Performance Based Restricted Stock Units (PBRSUs): The value of this award will be converted to a cash amount equal to the number of shares earned times $51.50, which is the per-share cash amount to be paid for each share of Company Stock in the Tender Offer and Merger. The number of shares earned will be calculated based on the extent to which the total shareholder return performance criteria set out in your award agreement have been satisfied on the tender offer closing date. This cash amount, less applicable withholding taxes, will be paid to you at the time the PBRSUs would have vested under the original award agreement terms relating to service-based vesting, provided you are still employed on that date except as otherwise set forth in your award agreement.

•
Dividend Equivalents on 2012 Stock-Based Awards: The first quarter cash dividend of $0.275 per share was authorized by the Company's Board of Directors and will be paid on May 25th on all outstanding shares that are dividend eligible. All outstanding share-based awards that are dividend eligible shall participate in the first quarter cash dividend in accordance with the terms and conditions governing such share-based awards. In connection with this transaction, it is unlikely that the Company will pay any future cash dividends.

2.	I have awards that were granted prior to 2012. What happens to these?
Do I continue to receive dividend equivalents?

For Awards granted prior to the 2012 Award:

•
Restricted Cash Units granted prior to 2012 (RCUs): RCUs which are outstanding and unvested will become fully vested on the date the transaction closes. All outstanding RCUs as of the date the transaction closes will then be converted to a cash amount equal to the number of RCUs times $51.50, which is the per-share cash amount to be paid for each share of Company Stock in the Tender Offer and Merger. This cash payout, less applicable withholding taxes, will be paid to you within 10 business days after the merger transaction closes.

•
Company Stock Options: All unvested Company Stock Options issued prior to 2012 which are outstanding as of the date that is 10 days prior to the date the transaction closes will accelerate vesting per the agreement. Any outstanding options that have not been exercised as of the date the merger transaction closes will be settled via a cash payment, if any, within 10 business days after that date. Such payment will equal to the product of

◦
(i) the excess, if any, of $51.50, which is the per-share cash amount to be paid for each share of Company Stock in the Tender Offer and Merger, over the per-share exercise price of your Company Stock Option, multiplied by

◦	(ii) the unexercised number of shares of Company Stock underlying your outstanding Company Stock Option.

•
If the exercise price per share of your outstanding Company Stock Option is equal to or greater than $51.50, your Company Stock Option will be canceled and terminated without any cash payment when the merger transaction closes.

•
The first quarter cash dividend of $0.275 per share was authorized by the Company's Board of Directors and will be paid on May 25th on all outstanding shares that are dividend eligible. All outstanding share-based awards that are dividend eligible shall participate in the first quarter cash dividend in accordance with the terms and conditions governing such share-based awards. In connection with this transaction, it is unlikely that the Company will pay any future cash dividends.

Disclosures:
Forward Looking Statements
This document may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding information regarding the intent, belief or current expectation of P.F. Chang's China Bistro, Inc. (the “Company”) and members of its senior management team. Forward-looking statements include, without limitation, statements regarding business combinations and similar transactions, prospective performance and opportunities and the outlook for the Company's businesses, performance and opportunities and regulatory approvals, the anticipated timing of filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward looking statements include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Company stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of the Company's control; transaction costs; actual or contingent liabilities. In addition, the Company's actual performance and financial results may differ materially from those currently anticipated due to a number of risk and uncertainties, including, but not limited to, failure of the Company's existing or new restaurants to achieve expected results; damage to the Company's brands or reputation; inability to successfully expand the Company's operations; changes in general economic conditions and dependence on sales concentrated in certain geographic areas; intense competition in the restaurant industry; changes in government legislation that may increase labor costs; litigation; adverse public or medical opinions about the health effects of consuming the Company's products; failure to comply with governmental regulations; changes in food costs; the inability to retain key personnel; federal and state tax rules could negatively impact results of operations and financial position; fluctuating insurance requirements and costs; seasonality of the Company's business; adverse impact if information technology and computer systems do not perform properly. More detailed information about the Company and the risk factors that may affect the realization of any forward-looking statements is set forth in the Company's filings with the SEC, including its Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q, as well as the tender offer documents to be filed by Wok Acquisition Corp. (the “Purchaser”) and the solicitation/recommendation statement to be filed by the Company. All of the materials related to the offer (and all other offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed by the Company with the SEC by contacting the Company Investor Relations at 7676 E. Pinnacle Peak Road, Scottsdale, AZ 85255, telephone number (480) 888-3000 or investorrelations@pfcb.com. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Notice to Investors
The tender offer described in this document has not yet commenced. This document is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the Company common stock will be made pursuant to an offer to purchase and related materials that the Purchaser intends to file with the SEC. At the time the offer is commenced, the Purchaser will file a tender offer statement on Schedule TO with the SEC, and thereafter the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of the Company when available. In addition, all of these materials (and all other materials filed by the Company with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available at the offices of Centerbridge Partners, L.P. at 375 Park Avenue, 12th Floor, New York, NY 10152, telephone number (212) 672-5000. Investors and security holders may also obtain free copies of the documents filed by the Company with the SEC by contacting the Company Investor Relations at 7676 E. Pinnacle Peak Road, Scottsdale, AZ 85255, telephone number (480) 888-3000 or investorrelations@pfcb.com.

Additional Information about the Merger and Where to Find It
In connection with the proposed transaction, the Company will file a proxy statement with the SEC. Additionally, the Company will file other relevant materials with the SEC in connection with the proposed acquisition of the Company pursuant to the terms of an Agreement and Plan of Merger by and among the Company, Wok Parent LLC, a Delaware limited liability company, and the Purchaser, Wok Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Wok Parent LLC. The materials to be filed by the Company with the SEC may be obtained free of charge at the SEC's web site at www.sec.gov. After the Company's filing thereof, investors and stockholders will also be able to obtain free copies of the proxy statement from the Company by contacting the Company Investor Relations at 7676 E. Pinnacle Peak Road, Scottsdale, AZ 85255, telephone number (480) 888-3000 or investorrelations@pfcb.com. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND THE PARTIES TO THE MERGER.

The Company and its respective directors, executive officers and other members of their management and employees, under the SEC rules, may be deemed to be participants in the solicitation of proxies of the Company stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of the Company's executive officers and directors in the solicitation by reading the Company's proxy statement for its 2012 annual meeting of stockholders, the Annual Report on Form 10-K for the fiscal year ended January 1, 2012, and the proxy statement and other relevant materials which may be filed with the SEC in connection with the transaction when and if they become available. Information concerning the interests of the Company's potential participants, which may, in some cases, be different than those of the Company's stockholders generally, will be set forth in the proxy statement relating to the transaction when it becomes available.

No Tax Advice
Please note that the summary contained in this FAQ is general in nature, and it may not apply to your particular situation. The Company cannot assure you of any particular tax result. You should consult with your own tax advisor as to the tax consequences of your particular transactions in connection with the tender offer and merger.

IRS Circular 230 Notice: To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

May 2012
CHANGE IN CONTROL
IMPACT ON SHARE-BASED AWARDS

Change In Control Impact on Shares that I own

•	When a company becomes private, the stock will cease to be traded on the public market

•	The value upon change of control will be stock price in the merger agreement times the number of shares owned

•	This will be handled through your brokerage account

•	Dividends for first quarter will be paid in May

Change in Control Impact on Pre-2012 Share-Based Awards

Unvested Restricted Cash Units (RCUs):

•	All RCU awards issued prior to 2012 outstanding as of the date the transaction closes vest as of such date to the extent unvested.

•	Value = Stock Price in the merger agreement X number of units then outstanding.

•	Payout will occur in cash, less applicable withholding taxes, shortly after the merger effective date.

Unvested Stock Options:

•	All option awards issued prior to 2012 outstanding as of 10 days prior to the date the transaction closes immediately vest.

•	Value = Excess, if any, of the Stock Price in the merger agreement over Exercise Price of the option times the number of options outstanding.

•	Payout will occur in cash, less applicable withholding taxes, shortly after the merger effective date.

•
If the Exercise Price is equal to or greater than the Stock Price in the merger agreement, the outstanding option award will be canceled and terminated without any cash payment when the transaction closes.

Vested Stock Options:

•	All outstanding and exercisable option awards issued prior to 2012 continue to be available for exercise through the time of merger

•
If left unexercised, these will convert to cash on the merger effective date equal to the excess, if any, of the Stock Price in the merger agreement over Exercise Price of the option times the number of options outstanding.

•	Payout will occur in cash, less applicable withholding taxes, shortly after the merger effective date.

•
If the Exercise Price is equal to or greater than the Stock Price in the merger agreement, the outstanding option award will be canceled and terminated without any cash payment when the transaction closes.

Change in Control Impact on 2012 Share-Based Awards

2012 Restricted Cash Units (RCUs) and Restricted Stock Units (RSUs)

•	Change in Control does not change service-based vesting period (i.e., these do not immediately vest).

•	Value will be fixed as of the effective date of merger: stock price listed in the merger agreement times the number of units outstanding.

•
Payout will occur in cash, less applicable withholding taxes, at the time the award would have vested under the original award agreement terms relating to service-based vesting, provided you are still employed on that date except as otherwise set forth in your award agreement.

•
If your RSUs were performance based (PBRSU), the number of shares earned will be calculated based on the extent to which the total shareholder return performance criteria set out in your award agreement have been satisfied on the tender offer closing date. Payout will occur in cash, less applicable withholding taxes, at the time the award would have vested under the original award agreement terms relating to service-based vesting, provided you are still employed on that date except as otherwise set forth in your award agreement.

Legal Information

Forward Looking Statements
This document may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding information regarding the intent, belief or current expectation of P.F. Chang’s China Bistro, Inc. (the “Company”) and members of its senior management team. Forward-looking statements include, without limitation, statements regarding business combinations and similar transactions, prospective performance and opportunities and the outlook for the Company’s businesses, performance and opportunities and regulatory approvals, the anticipated timing of filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward looking statements include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Company stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities. In addition, the Company’s actual performance and financial results may differ materially from those currently anticipated due to a number of risk and uncertainties, including, but not limited to, failure of the Company’s existing or new restaurants to achieve expected results; damage to the Company’s brands or reputation; inability to successfully expand the Company’s operations; changes in general economic conditions and dependence on sales concentrated in certain geographic areas; intense competition in the restaurant industry; changes in government legislation that may increase labor costs; litigation; adverse public or medical opinions about the health effects of consuming the Company’s products; failure to comply with governmental regulations; changes in food costs; the inability to retain key personnel; federal and state tax rules could negatively impact results of operations and financial position; fluctuating insurance requirements and costs;

seasonality of the Company’s business; adverse impact if information technology and computer systems do not perform properly. More detailed information about the Company and the risk factors that may affect the realization of any forward-looking statements is set forth in the Company’s filings with the SEC, including its Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q, as well as the tender offer documents to be filed by Wok Acquisition Corp. (the “Purchaser”) and the solicitation/recommendation statement to be filed by the Company. All of the materials related to the offer (and all other offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed by the Company with the SEC by contacting the Company Investor Relations at 7676 E. Pinnacle Peak Road, Scottsdale, AZ 85255, telephone number (480) 888-3000 or investorrelations@pfcb.com. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Notice to Investors
The tender offer described in this document has not yet commenced. This document is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the Company common stock will be made pursuant to an offer to purchase and related materials that the Purchaser intends to file with the SEC. At the time the offer is commenced, the Purchaser will file a tender offer statement on Schedule TO with the SEC, and thereafter the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of the Company when available. In addition, all of these materials (and all other materials filed by the Company with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available at the offices of Centerbridge Partners, L.P. at 375 Park Avenue, 12th Floor, New York, NY 10152, telephone number (212) 672-5000. Investors and security holders may also obtain free copies of the documents filed by the Company with the SEC by contacting the Company Investor Relations at 7676 E. Pinnacle Peak Road, Scottsdale, AZ 85255, telephone number (480) 888-3000 or investorrelations@pfcb.com.

Additional Information about the Merger and Where to Find It
In connection with the proposed transaction, the Company will file a proxy statement with the SEC. Additionally, the Company will file other relevant materials with the SEC in connection with the proposed acquisition of the Company pursuant to the terms of an Agreement and Plan of Merger by and among the Company, Wok Parent LLC, a Delaware limited liability company, and the Purchaser, Wok Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Wok Parent LLC. The materials to be filed by the Company with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. After the Company’s filing thereof, investors and stockholders will also be able to obtain free copies of the proxy statement from the Company by contacting the Company Investor Relations at 7676 E. Pinnacle Peak Road, Scottsdale, AZ 85255, telephone number (480) 888-3000 or investorrelations@pfcb.com. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND THE PARTIES TO THE MERGER.

The Company and its respective directors, executive officers and other members of their management and employees, under the SEC rules, may be deemed to be participants in the solicitation of proxies of the Company stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of the Company’s executive officers and directors in the solicitation by reading the Company’s proxy statement for its 2012 annual meeting of stockholders, the Annual Report on Form 10-K for the fiscal year ended January 1, 2012, and the proxy statement and other relevant materials which may be filed with the SEC in connection with the transaction when and if they become available. Information concerning the interests of the Company’s potential participants, which may, in some cases, be different than those of the Company’s stockholders generally, will be set forth in the proxy statement relating to the transaction when it becomes available.

No Tax Advice
Please note that the summary contained in this FAQ is general in nature, and it may not apply to your particular situation. The Company cannot assure you of any particular tax result. You should consult with your own tax advisor as to the tax consequences of your particular transactions in connection with the tender offer and merger.

IRS Circular 230 Notice: To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.